Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, Washington 98011

June 1, 2015

Via EDGAR
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:           Cocrystal Pharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2015
File No. 000-55158

Dear Mr. Riedler:

Please find our responses to the comments received from you in your letter dated May 27, 2015 related to the Preliminary Proxy Statement on Schedule 14A for Cocrystal Pharma, Inc. (the “Company”) filed May 20, 2015.  We have reproduced your comments below.

1.
Please revise your disclosure in your preliminary information statement to disclose whether you have any plans, agreements, arrangements or understanding with respect to the shares of authorized stock that will become available for issuance as a result of your planned reverse stock split. If so, please disclose all material terms of such issuance(s).

Response to Comment No. 1:

In response to the staff’s comment, the Company will supplement the disclosure in the Definitive Proxy Statement on Schedule 14A by including the following paragraph at the conclusion of the discussion under Proposal 3, relating to the planned reverse stock split:

Plans for Newly Available Shares

The Company presently has no specific plans, nor has it entered into any arrangements or understandings, regarding the shares of common stock that will be newly available for issuance upon effectiveness of the Reverse Stock Split. However, the Company’s management anticipates that it will continue to raise capital to fund future operations through private or public equity offerings. Any future equity financing may be dilutive to existing shareholders.

  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter.  Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,
/s/ Gerald McGuire
Gerald McGuire, Chief Financial Officer